FY2025 Financial Results CROWN ESTATE Toyota Motor Corporation May 8, 2025

Cautionary Statement with Respect to Forward-Looking Statements and Caution Concerning Insider Trading This presentation contains forward-looking statements that reflect the plans and expectations of Toyota Motor Corporation and its consolidated subsidiaries (“Toyota”). These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates (particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound), stock prices and interest rates; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management;(vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies, as well as information security; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; (xiv) the impact of natural calamities, epidemics, political and economic instability, fuel shortages or interruptions in social infrastructure, wars, terrorism and labor strikes, including their negative effect on Toyota’s vehicle production and sales; (xv) the impact of climate change and the transition towards a low-carbon economy; and (xvi) the ability of Toyota to hire or retain sufficient human resources. A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota Motor Corporation’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Caution concerning Insider Trading Under Japanese securities laws and regulations (the Regulations ), subject to certain exceptions, any person who receives certain material information relating to the business, etc. of Toyota which may be contained in this document is prohibited from trading in Toyota's shares or certain other transactions related to such shares (as set forth in the Regulations) until such material information is deemed to be made public. Under the Regulations, material information is deemed to be made public when (i) such material information is notified to a stock exchange and is disclosed by ways of electromagnetic means as prescribed by the ordinance of the Cabinet Office (posting on the TDnet (Timely Disclosure Network) information service ) or (ii) twelve (12) hours have elapsed since a listed company, such as Toyota, disclosed such material information to at least two (2) media sources as prescribed by the Regulations. 2

FY2025 Results Summary Continue to invest in future growth based on a robust management foundation Operating income : 4.8 trillion yen ‐Secured a high level of operating income through steady improvement efforts, such as price revision and expansion of value chain earnings, FY2025 while making comprehensive investments that lead to the future and reinforcing Actual our operational foundation ‐We are grateful to all our stakeholders, including suppliers and dealers Operating income : 3.8 trillion yen ‐Reap the benefits of our efforts to reinforce our operational foundation, while continuing comprehensive investments from a mid- to long-term perspective, as FY2026 well as strengthening our management foundation and developing new pillars of Forecast future profits ‐The estimated impact of U.S. tariffs in April and May 2025 have been tentatively factored in. Dividend FY2025 : Full-year 90 yen (+15 yen), year-end 50 yen (+5 yen) Return to FY2026 forecast : Full-year 95 yen (+5 yen) Shareholders ‐Maintain the policy of stable dividend increases to reward our long-term shareholders, even in the face of a decrease in profits 3

FY2025 Financial Performance 4

Consolidated Vehicle Sales (thousands of vehicles) 10,000 9,443 9,362 99.1% Japan 1,993 1,991 8,000 N. America 99.9% Europe 6,000 2,816 2,703 96.0% Asia Other 4,000 1,172 1,192 98.4% Central and South America, 1,838 1,804 101.9% 2,000 Oceania, Africa, 101.3% 1,638 1,659 The Middle East, etc. 0 2023.4-2024.3 2024.4-2025.3 YoY Reference (retail) Toyota and Lexus Vehicle Sales 10,309 10,274 99.7% [37.4%] [46.2%] Electrified Vehicle [%] 3,855 4,748 123.2% HEV 3,594 4,441 123.6% PHEV 141 161 114.3% BEV 117 145 123.9% FCEV 4 1 36.4% Total Retail Vehicle Sales 11,090 11,011 99.3% 5

Consolidated Financial Summary (billions of yen) 2023.4-2024.3 2024.4-2025.3 Change Sales Revenues 45,095.3 48,036.7 +2,941.3 Operating Income 5,352.9 4,795.5 -557.3 Margin 11.9% 10.0% Other Income 1,612.1 1,619.0 +6.8 Share of Profit (Loss) of Investments * 763.1 591.2 -171.9 Accounted for Using the Equity Method Income before Income Taxes 6,965.0 6,414.5 -550.4 Net Income Attributable to 4,944.9 4,765.0 -179.8 Toyota Motor Corporation Margin 11.0% 9.9% US $ 145 yen 153 yen +8 yen FOREX Rates € 157 yen 164 yen +7 yen * Regarding Japan: 407.0 (-6.0 year on year), China: 106.9 (-161.9 year on year), Other: 77.1 (-3.9 year on year) 6

Analysis of Consolidated Operating Income (billions of yen) Excluding the overall impact of foreign exchange rates and swap valuation gains/losses, etc.: +300.0 5,352.9 -352.9 +360.0 -210.0 -339.4 -700.0 +150.0 +535.0 4,795.5 Increase or Market Marketing Decrease in Cost Other Environment, 4,300.0 Efforts Expenses and Reduction etc. Expense Effects of Comprehensive Efforts Reduction Efforts FOREX Investments (Human Resources / Rates Growth Areas) 1. Price revisions 2. Controlling incentives 3. Increasing value chain earnings Forecast in May FY2024 Results FY2025 Results 2024.4- 2025.3 2023.4-2024.3 2024.4- 2025.3 Operating Income 153 yen/US$ (+495.5) 145 yen/US$ 145 yen/US$ 164 yen/ € 160 yen/ € 157 yen/ € 7

Geographic Operating Income Operating Income (billions of yen) (excluding Valuation Gains/Losses relating to Swaps, etc.) [ ] Margin Consolidated Vehicle Sales (thousands of vehicles) Europe Japan N. America Asia Other Incl. China (excl. investments accounted 2,816 for using the equity method of associates (96.0%) 2,703 and joint ventures) (99.9%) 1,993 1,991 (101.9%) 1,838 1,804 (101.3%) 1,659 1,638 1,192 (98.4%) 1,172 -327.5 3,486.2 3,158.7 [16.6%] [14.5%] -420.5 +21.2 +9.2 +46.1 524.9 417.1 407.9 [2.9%] 893.9 240.5 872.7 [6.6%] [7.2%] 194.3 104.3 [9.9%] [10.0%] [5.3%] [4.4%] [0.5%] 2023.4- 2024.4- 2023.4- 2024.4- 2023.4- 2024.4- 2023.4- 2024.4- 2023.4- 2024.4- 2024.3 2025.3 2024.3 2025.3 2024.3 2025.3 2024.3 2025.3 2024.3 2025.3 Operating Income including Valuation Gains/Losses relating to Swaps, etc. (billions of yen) 3,484.2 3,151.1 506.3 108.8 388.0 415.5 865.5 896.5 198.3 252.6 8

China Business / Financial Services (Ref.) China Business Financial Services Operating Income of Consolidated Subsidiaries (billions of yen) Operating Income (billions of yen) Share of Profit of Investments Accounted for Using the Equity＊ Excluding Valuation Gains/Losses relating to Swaps, etc. Method of Associates and Joint Ventures (billions of yen) Toyota and Lexus Vehicle Retail Sales (thousands of vehicles) 1,902 (94.1%) 1,789 195.6 -12.9 673.7 Effects of 613.6 +60.1 Marketing Effects of Activities, etc. Increase in Loan Balance, 182.7 etc. 268.9 -162.0 Effects of Marketing 106.9 Activities, etc. 2023.4-2024.3 2024.4-2025.3 Operating Income including Valuation Gains/Losses relating to Swaps, etc. (billions of yen) 2024.4-2025.3 2023.4-2024.3 570.0 683.5 9

FY2026 Financial Forecasts 10

FY2026 Forecast: Consolidated Vehicle Sales (thousands of vehicles) 9,800 104.7% 10,000 9,362 Japan 2,070 1,991 104.0% 8,000 N. America Europe 2,940 6,000 2,703 108.8% Asia 1,220 4,000 1,172 104.1% Other Central and 1,900 1,838 103.4% South America, 2,000 Oceania, Africa, 1,659 1,670 100.7% The Middle East, etc. 0 FY25 Results FY26 Forecast YoY 2024.4-2025.3 2025.4-2026.3 Reference (retail) Toyota and Lexus Vehicle Sales 10,274 10,400 101.2% Electrified Vehicles [%] 4,748 [46.2%] 5,184 [49.8%] 109.2% HEV 4,441 4,663 105.0% PHEV 161 209 129.8% BEV 145 310 213.8% FCEV 1 1 100.0% Total Retail Vehicle Sales 11,011 11,200 101.7% 11

FY2026 Forecast: Consolidated Financial Summary FY25 Results FY26 Forecast Change (billions of yen) 2024.4-2025.3 2025.4-2026.3 Sales Revenues 48,036.7 48,500.0 +463.3 Operating Income 4,795.5 3,800.0 -995.5 Margin 10.0% 7.8% Other Income 1,619.0 610.0 -1,009.0 Share of Profit (Loss) of Investments 591.2 600.0 +8.8 Accounted for Using the Equity Method Income before Income Taxes 6,414.5 4,410.0 -2,004.5 Net Income Attributable to 4,765.0 3,100.0 -1,665.0 Toyota Motor Corporation Margin 9.9% 6.4% Dividend per share 90 yen 95 yen +5 yen US $ 153 yen 145 yen -8 yen FOREX Rates € 164 yen 160 yen -4 yen 12

Analysis of FY2026 Forecast: Consolidated Operating Income (vs. FY2025 Results) (billions of yen) +400.0 -745.0 4,795.5 -530.0 One-time Effects of Expenses -470.0 3,800.0 +349.5 FOREX Materials Prices Rates /Tariff Impact Comprehensive Improvement Investment Efforts (Investment in Materials Prices -350.0 Human Tariff Impact -180.0 Resources and Growth Area) Human Resources -245.0 Growth Area -225.0 Cost Reduction +250.0 Volume, Model Mix +260.0 Value Chain Profits +150.0 Other -310.5 FY2025 Results FY2026 New Forecast 2024.4-2025.3 2025.4-2026.3 Operating Income (-995.5) 145 yen/US$ 153 yen/US$ 160 yen/€ 164 yen/€ 13

Toyota’s Profit Structure Operating income improvement after the COVID-19 pandemic 2008.4 - 2009.3 2020.4 - 2021.3 2024.4 - 2025.3 (billions of yen) Consolidated 7.64m 9.36m 7.56m 1,205.0 units units units Vehicle Sales 2,505.0 Operating Income 4,795.5 -0.4t yen 2.2t yen 4.8t yen -2,085.0 -207.1 1,180.0 Break-even -30% compared to Mar. 2009 Volume 2,197.7 A 1.6x in ROE marginal profit per unit -0.4% 10.2% 13 .6% Fixed Marketing Cost Volume FOREX, 2025.3 2021.3 Net Liquid Assets 1.5t yen 8.0t yen 14.4t yen Cost Activities Reduction Materials, etc. Driving Force 2 TPS・Cost Reduction・Suppliers Foundation Product- and Region- Centered Management Driving Force 1 Changes in prices and variations (illustrative) Trends in purchase amount after the COVID-19 pandemic Expanded support to suppliers to Price go beyond the coverage of costs +Investments in Human Resources, Lexus from the increase in such as wage increase GR Selling ever-better cars materials prices. + Logistics costs, Toyota etc. that fit each region, one Cumulative from + Energy costs, etc. 2022.3 to 2025.3 by one, with lower Lexus The cost from the Toyota rapid increase in * incentives materials costs 3.7trillion yen Variation 2024.3 Before 2021.3 2022.3 2023.3 2025.3 *Non-consolidated basis 14

Further Expansion and Stabilization of Profit ◼ Shift to a more stable profit structure leveraging the strength of 150 million UIO －Establish the base for realizing the group vision “Inventing Our Path Forward, * Unit in operation Together” Operating income of new vehicles and value chain (management figures) ・Utilization of SDV New vehicle and other ・Woven City Parts and accessories Others (used vehicle, connected services) Sales finance ・Expansion of maintenance services ・Utilization of connected technologies ・Expand used vehicle and accessories business 2020.3 2021.3 2026.3 Forecast 2022.3 2023.3 2024.3 2025.3 15

Transformation into a Mobility Company : ROE 20% New vehicle focus Mobility company Current (Highly volatile profit) (Profit expansion and stabilization) ROE 14% 20% New areas Develop the business of value chain and new areas 4.8 trillion yen Value Value Value Profit chain chain chain New New New vehicles vehicles vehicles Securing a capital buffer 36 trillion yen Capital Toward a capital structure commensurate with the profit structure 16

Shareholder Return 17

Dividends and Dividend Forecast ◼ The policy to “increase dividends in a stable and continuous manner” in order to reward our long-term shareholders ◼ FY2025 : Full-year 90 yen (+15 yen YoY), year-end 50 yen (+5 yen YoY) ◼ FY2026 forecast : Full-year 95 yen (+5 yen YoY) Although the situation is uncertain due to the impact of U.S. tariffs and other factors affecting performance, we intend to continue to increase dividends 100 95［ Forecast ］+５ +15 90 (yen) 90 80 75 Year-end Dividend* 70 50 Interim Dividend* 50 60 60 52 45 50 35 40 28 30 40 45 20 30 25 24 10 0 ‘25.3 ‘22.3 ‘26.3 ‘23.3 ‘24.3 Total Amount of Dividends Interim 405.4 525.9 - 332.4 342.1 (billions of yen) Total Amount of Dividends Full-Year 718.2 816.9 1,011.7 1,178.4 - (billions of yen) *A five-for-one stock split of shares of our common stock was conducted on October 1, 2021. Calculated on the assumption that the split was made at the 18 beginning of the fiscal year ended March 2022.

Share Repurchases ◼ FY2025 year-end: no share repurchase budget ◼ Depending on the stock price level and other factors, and the need to respond to requests to sell our shares, we will continue to flexibly implement share repurchases in the future 1,200 1,000 (billions of yen) 800 Year-end Resolution Interim Resolution 600 1,000.0 Flexible Resolution 400 No interim 185.6 No year-end repurchases repurchases 149.9 200 99.9 (Resolved in March) 249.9 199.9 149.9 149.9 （Resolved in September） 99.9 0 ‘21.3 ‘22.3 ‘23.3 ‘24.3 ‘25.3 Share Repurchases 249.9 435.6 299.9 1,099.9 199.9 Total Amount of Dividends 671.0 718.2 816.9 1,011.7 1,178.4 Total Shareholder Return 921.0 1,153.8 1,116.9 2,111.7 1,378.4 19

Cycle of Growing Together Growing Together with Our Stakeholders From Now on Optimal mobility Customers Shareholder return Business Investing in Local foundation the future Shareholders communities Paying taxes Suppliers Employees Dealers Aim for stable and continuous wage increases Investment to boost the appeal of the entire auto industry 20 20

(Ref.) Analysis of Consolidated Operating Income (vs. FY2024 Results) TOYOTA

(billions of yen)

Excluding the overall impact of foreign exchange rates and swap valuation gains/losses, etc.: **-845.0**


5,352.9
+590.0
Effects of FOREX Rates *1
± 0.0
Cost Reduction Efforts
+145.0
Marketing Efforts *2
-990.0
Increase or Decrease in Expenses and Expense Reduction Efforts *3
-302.3
Other *4
4,795.5
Which includes:
Strengthening Foundation of Suppliers/
Materials Prices -285.0
Cost Reduction +285.0

2023.4-2024.3

145 yen/US$
157 yen/ €

Operating Income (-557.3)

2024.4-2025.3

153 yen/US$
164 yen/ €

*1 Details	
Transactional (Imports/Exports)	+415.0
- US $	+410.0
- €	+60.0
- Other	-55.0
Translational FOREX Impact Concerning Overseas Subsidiaries, etc.	+175.0

*2 Details	
Volume, Model Mix	-20.0
Value Chain	+190.0
- Financial Services	+25.0
- Accessories / Spare Parts / Used Vehicle / Connected, etc.	+165.0
Other	-25.0

*3 Details	
Labor Cost	-235.0
Depreciation Expenses	-5.0
R&D Expenses	-130.0
Expenses, etc.	-620.0

*4 Details	
Valuation Gains / Losses from Swaps, etc.	+53.4
Impact of Inflation Accounting, etc.	+69.7
HINO MOTORS Certification Related Expenses	-280.5
Other	-144.9

21

(Ref.) Analysis of Consolidated Operating Income (vs. FY2024 Results) (A) Excluding the overall impact of foreign exchange (billions of yen) rates and swap valuation gains/losses, etc.： -845.0 +145.0 -990.0 ± 0.0 +590.0 5,352.9 Cost Marketing -302.3 4,795.5 Reduction Efforts Effects of Increase or Efforts FOREX Other Decrease in Rates Expenses and Expense Reduction Efforts Which includes: Strengthening Founda - tion of Suppliers/ Materials Prices -285.0 Cost Reduction +285.0 2023.4-2024.3 2024.4-2025.3 Increase or Decrease Cost Marketing Operating Income (-557.3) in Expenses and Reduction Total Expense Reduction Efforts Efforts Efforts (1) Market environment -352.9 -352.9 *1 Details *2 Details *3 Details *4 Details Transactional (Imports/Exports) +415.0 Volume, Model Mix -20.0 Labor Cost -235.0 Valuation Gains / Losses from Swaps, etc. +53.4 (2) Human resources -360.0 -15.0 -95.0 -470.0 - US $ +410.0 Value Chain +190.0 Depreciation Expenses -5.0 Impact of Inflation Accounting, etc. +69.7 (3) Growth investments -275.0 -275.0 - € +60.0 - Financial Services +25.0 R&D Expenses -130.0 HINO MOTORS Certification Related Expenses -280.5 - Other -55.0 Expenses, etc. -620.0 Other -144.9 - Accessories / Spare Parts / +165.0 Used Vehicle / Connected, etc. Translational FOREX Impact Concerning Deduct (1)(2)(3) +1 7from (A) 5.0 +360.0 +512.9 -620.0 +252.9 Overseas Subsidiaries, etc. Other -25.0 22

(Ref.) Analysis of FY2026 Forecast: Consolidated Operating Income (vs. FY2025 Results) Excluding the overall impact of foreign exchange (billions of yen) rates and swap valuation gains/losses, etc： -640.5 -745.0 4,795.5 +410.0 -745.5 -305.0 3,800.0 +390.0 Effects of Cost Marketing FOREX Other *4 Reduction Efforts *2 Increase or Rates *1 Efforts Decrease in Expenses and Which includes: Expense Reduction Strengthening Foundation of Efforts *3 Suppliers/ Materials Prices -545.0 Cost Reduction +240.0 FY2025 Results FY2026 New Forecast 2024.4-2025.3 2025.4-2026.3 Operating Income (-995.5) 145 yen/US$ 153 yen/US$ 160 yen/€ 164 yen/€ *1 Details *2 Details *3 Details *4 Details Transactional (Imports/Exports) -715.0 Volume, Model Mix +260.0 Labor Cost -185.0 Valuation Gains / Losses from Swaps, etc. -10.0 - US $ -400.0 Value Chain +150.0 Depreciation Expenses -175.0 Impact of Inflation Accounting, etc. +33.9 - € -35.0 - Financial Services +30.0 R&D Expenses -40.0 HINO MOTORS Certification Related +280.5 - Other -280.0 Expenses, etc. -345.5 Expenses - Accessories / Spare Parts / +120.0 Used Vehicle / Connected, etc. Other +85.6 Translational FOREX Impact Concerning -30.0 Overseas Subsidiaries, etc. Other ±0.0 23

(Ref.) Analysis of FY2026 Forecast: Consolidated Operating Income (vs. FY2025 Results) (A) Excluding the overall impact of foreign exchange (billions of yen) rates and swap valuation gains/losses, etc： -640.5 4,795.5 -745.0 +410.0 -745.5 -305.0 3,800.0 +390.0 Effects of Cost Marketing FOREX Other Reduction Efforts Increase or Rates Efforts Decrease in Expenses and Which includes: Expense Reduction Strengthening Foundation of Efforts Suppliers/ Materials Prices -545.0 Cost Reduction +240.0 FY2025 Results FY2026 New Forecast 2024.4-2025.3 2025.4-2026.3 Increase or Cost Decrease in Marketing Expenses and Reduction Total Efforts Expense Reduction Efforts Efforts (1) Human resources -205.0 -5.0 -35.0 -245.0 (2) Growth investments -225.0 -225.0 Deduct (1)(2) from (A) -100.0 +415.0 -485.5 -170.5 24

(Ref.) Consolidated Vehicle Sales (3 months) （thousands of vehicles） 110.0% 2,500 2,362 Japan 2,148 147.7% N. America 536 2,000 363 Europe 100.8% 1,500 660 Asia 655 Other 99.5% 1,000 306 308 Central and South America, 107.4% 460 428 Oceania, 500 Africa, The Middle East, 101.5% 394 399 etc. 0 2024.1-3 2025.1-3 YoY Reference (retail) Toyota and Lexus Vehicle Sales 2,401 2,516 104.8% Electrified Vehicles [%] [42.4%] [49.0%] 1,018 1,233 121.1% HEV 948 1,152 121.5% PHEV 39 46 118.5% BEV 30 35 115.3% FCEV 1 0 46.7% Total Retail Vehicle Sales 2,526 2,715 107.5% 25

(Ref.) Consolidated Financial Summary (3 months) (billions of yen) Change 2024.1-3 2025.1-3 Sales Revenues 11,072.6 12,363.1 +1,290.5 Operating Income 1,112.6 1,116.0 +3.3 Margin 10.0% 9.0% Other Income -626.9 495.3 -131.5 Share of Profit (Loss) of Investments ＊ 166.9 136.4 -30.4 Accounted for Using the Equity Method Income before Income Taxes 1,608.0 984.4 -623.5 Net Income Attributable to 997.6 664.6 -332.9 Toyota Motor Corporation Margin 9.0% 5.4% US $ 149 yen 153 yen +4 yen FOREX Rates € ±0 yen 161 yen 161 yen * Regarding Japan: 78.4 (-11.8 year on year), China: 38.3 (-9.7 year on year), Other: 19.6 (-8.9 year on year) 26

(Ref.) Analysis of Consolidated Operating Income (3 months) Excluding the overall impact of foreign exchange (billions of yen) rates and swap valuation gains/losses, etc.： -160.0 -400.0 +310.0 +100.0 -70.0 1,116.0 1,112.6 +63.4 Marketing Cost Effects of Other *4 Increase or Efforts *2 Reduction FOREX Decrease in Efforts Rates *1 Expenses and Expense Reduction Which includes: Efforts *3 Strengthening Foundation of Suppliers/ -135.0 Materials Prices Cost Reduction +65.0 2024.1-3 2025.1-3 149 yen/US$ 153 yen/US$ Operating Income (+3.3) 161 yen/€ 161 yen/€ *1 Details *2 Details *3 Details *4 Details Transactional (Imports/Exports) -10.0 Volume, Model Mix +305.0 Labor Cost -20.0 Valuation Gains / Losses from Swaps, etc. +23.7 - US $ +50.0 Value Chain +55.0 Depreciation Expenses +25.0 Impact of Inflation Accounting, etc. +21.7 - € -5.0 - Financial Services -10.0 R&D Expenses -65.0 Other +18.0 - Other -55.0 Expenses, etc. -340.0 - Accessories / Spare Parts / +65.0 Used Vehicle / Connected, etc. Translational FOREX Impact Concerning +110.0 Overseas Subsidiaries, etc. Other -50.0 27

(Ref.) Geographic Operating Income (3 months) Operating Income (billions of yen) (excluding Valuation Gains/Losses relating to Swaps, etc.) [ ] Margin Consolidated Vehicle Sales (thousands of vehicles) N. America Japan Europe Asia Other Incl. China (excl. investments accounted for using the equity method of associates (100.8%) 660 and joint ventures) 655 (147.7%) 536 (107.4%) 460 （101.5%） 428 399 394 363 308 (99.5%) 306 +17.5 817.4 799.9 [16.4%] [14.7%] +67.5 -58.0 -7.7 -72.3 99.1 71.6 220.9 213.2 [6.6%] 41.0 [6.1%] -99.9 -27.5 [10.8%] [9.7%] 4.1 [2.3%] [-2.0%] [-0.6%] [0.3%] [8.3%] 2024.1-3 2025.1-3 2024.1-3 2025.1-3 2024.1-3 2024.1-3 2025.1-3 2025.1-3 2024.1-3 2025.1-3 Operating Income including Valuation Gains/Losses relating to Swaps, etc. (billions of yen) 799.0 814.0 -10.2 -63.3 102.5 42.4 215.9 211.2 -0.6 72.9 28

(Ref.) China Business / Financial Services (3 months) (Ref.) China Business Financial Services Operating Income of Consolidated Subsidiaries (billions of yen) Operating Income (billions of yen) Share of Profit of Investments Accounted for Using the Equity ＊ Excluding Valuation Gains/Losses relating to Swaps, etc. Method of Associates and Joint Ventures (billions of yen) Toyota and Lexus Vehicle Retail Sales (thousands of vehicles) 374 (103.4%) 387 56.9 +0.4 57.3 153.4 142.9 +10.5 48.0 -9.7 38.3 2024.1-3 2025.1-3 Operating Income including Valuation Gains/Losses relating to Swaps, etc. (billions of yen) 2024.1-3 2025.1-3 153.0 187.2 29

*1 (Ref.) Transition of ROE 18.0% 15.8% 16.0% 13.9% 13.8% 13.7% 13.7% 13.6% 14.0% 12.0% 11.5% 10.6% 10.2% 10.0% 9.8% 10.0% Cost of Equity 9.0% *2 Approximately 6-10% 8.5% 8.0% 6.0% 3.9% 4.0% 2.7% 2.1% 2.0% 0.0% 10.3 11.3 12.3 13.3 14.3 15.3 16.3 17.3 18.3 19.3 20.3 21.3 22.3 23.3 24.3 25.3 ＊1 ’10.3-’19.3： US GAAP,’20.3-’25.3：IFRS ＊2 Our estimation based on Capital Asset Pricing Model 30

TOYOTA

(Ref.) Transition of Financial Performance

Consolidated Vehicle Sales
(thousands of vehicles)


8,230
8,822
9,443
9,362
9,800
2022.3
2023.3
2024.3
2025.3
2026.3

Sales Revenues (trillions of yen)


31.3
37.2
45.0
48.0
48.5
2022.3
2023.3
2024.3
2025.3
2026.3

Operating Income (billions of yen)


Operating Margin (%)
9.5
7.3
11.9
10.0
7.8
2,995.6
2,725.0
5,352.9
4,795.5
3,800.0
2022.3
2023.3
2024.3
2025.3
2026.3

Net Income Attributable to Toyota Motor Corporation
(billions of yen)


Net Margin (%)
9.1
6.6
11.0
9.9
6.4
2,850.1
2,451.3
4,944.9
4,765.0
3,100.0
2022.3
2023.3
2024.3
2025.3
2026.3

Total Liquid Assets*1
(billions of yen)


10,517.3
11,313.7
15,079.5
16,702.4
8,341.3
9,027.7
12,651.6
14,465.0
Interest-Bearing Debt*2
Net Liquid Assets
2022.3
2023.3
2024.3
2025.3

Total Shareholder Return
(billions of yen)


Dividend per Share (yen) *3
52
60
75
90
95
(Forecast)
1,153.8
1,116.9
2,111.7
1,378.4
718.2
816.9
1,011.7
1,178.4
Share Repurchase
Dividend
2022.3
2023.3
2024.3
2025.3
2026.3

R&D Expenses*4 (billions of yen)


Ratio to Sales Revenues (%)
3.6
3.3
2.7
2.8
2.8
1,124.2
1,241.6
1,202.3
1,326.4
1,370.0
2022.3
2023.3
2024.3
2025.3
2026.3

Capital Expenditures (billions of yen)


Depreciation Expenses
1,343.0
1,605.8
2,010.8
2,134.8
2,300.0
1,007.2
1,185.0
1,248.4
1,360.5
1,500.0
2022.3
2023.3
2024.3
2025.3
2026.3

*1 Cash and cash equivalents, time deposits, public and corporate bonds and its investment in monetary trust funds, excluding in each case those relating to financial services.

*2 Not including lease liabilities

*3 Dividends per common share on a post-stock split (a five-for-one stock split of shares of our common stock that was conducted on October 1, 2021) basis

*4 R&D activity related expenditures incurred during the reporting period

Forecast

31

Toyota & Lexus (Ref.) FY2026 Forecast: Vehicle Production and Retail Sales FY25 Results (thousands of vehicles) FY26 Forecast Change 2024.4-2025.3 2025.4-2026.3 Japan 3,236 3,350 +114 Vehicle 生産 Overseas 6,443 6,650 +207 Production * Total 9,679 10,000 +321 Japan 1,505 1,500 ‐5 Retail Overseas Vehicle 8,768 8,900 +132 Sales * Total 10,274 10,400 +126 * Total Retail Vehicle Sales +189 11,011 11,200 * Including vehicles by Toyota’s unconsolidated entities 32

Customers Total Retail Vehicle Sales Toyota and Lexus Vehicle Sales Distributors or Dealers outside consolidation Consolidated Vehicle Sales (Ref.) Definitions of Consolidated and Retail Vehicle Sales Daihatsu- and Hino- brand vehicles Number of vehicles produced for wholesale by Toyota Motor Corporation and its consolidated subsidiaries Number of vehicles produced for wholesale by Toyota’s unconsolidated entities (e.g. joint ventures in China, etc.) *There are a limited number of exceptional cases where sales are made other than in accordance with the flowchart above. 33